                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                       ----------------------------------

                                  SCHEDULE 13G

                       Information Statement pursuant to
                              Rule 13d-1 and 13d-2

                       ----------------------------------




                                  DISCAS, INC.
                                (Name of Issuer)


                         COMMON STOCK, $.0001 PAR VALUE
                         (Title of Class of Securities)


                                   254607104
                                 (CUSIP Number)



                       ----------------------------------



















                         (Continued on following pages)

                              (Page 1 of 6 Pages)

                                                              Page 2 of 6 Pages


				SCHEDULE 13G

CUSIP NO. 254607104

1.     NAME OF REPORTING PERSON
       S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON
       MANTIS V, L.L.C.
------------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
                                                                     (b) [X]
------------------------------------------------------------------------------
3.     SEC USE ONLY
------------------------------------------------------------------------------
4.     CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
------------------------------------------------------------------------------
                         5. SOLE VOTING POWER
                            101,250 shares of common stock, par value $.0001
                            and on 85,000 shares of common stock, par value
                            $.0001, issuable upon exercise of warrants at
      NUMBER OF             $2.25/share.
      SHARES            ------------------------------------------------------
      BENEFICIALLY       6. SHARED VOTING POWER
      OWNED BY              None
      EACH              ------------------------------------------------------
      REPORTING          7. SOLE DISPOSITIVE POWER
      PERSON WITH           364,500 shares of common stock, par value $.0001
                            and on 85,000 shares of common stock, par value
                            $.0001, issuable upon exercise of warrants at
                            $2.25/share.
                        ------------------------------------------------------
                         8. SHARED DISPOSITIVE POWER
                            None
------------------------------------------------------------------------------
 9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      449,500 including warrants to purchase 85,000 shares of common stock, par value $.0001 and 263,250 shares as to which filer has granted voting rights to another person
------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
      EXCLUDES CERTAIN SHARES						[ ]

------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
      13.6%
------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON
      OO
-------------------------------------------------------------------------------

                                                              Page 3 of 6 Pages


ITEM 1(A).        NAME OF ISSUER.

                  Discas, Inc.

ITEM 1(B).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.

                  567-1 South Leonard Street
                  Waterbury, Conn.  06708

ITEM 2(A).        NAME OF PERSON FILING.

                  The reporting person is - Mantis V, L.L.C.

ITEM 2(B).        ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR IF NONE,
                  RESIDENCE.

                  The mailing address of Mantis V, L.L.C. is:

                  Mantis V, L.L.C.
                  c/o Mantis Holdings, Inc.
                  250 Park Avenue, 12th Floor
                  New York, NY  10177

ITEM 2(C).        CITIZENSHIP.

                  Not Applicable

ITEM 2(D).        TITLE OF CLASS OF SECURITIES.

                  Common Stock, par value $.0001 per share; Warrants to purchase Common Stock, par value $.0001 per share at $2.25 per share

ITEM 2(E).        CUSIP NUMBER.

                  254607104 - Common Stock, par value $.0001

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B) OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

                  Not applicable. This statement is filed pursuant to Rule 13d-1(c).

                                                              Page 4 of 6 Pages



ITEM 4.  OWNERSHIP

         (a) Amount beneficially owned by reporting person as of May 6, 1997:

                  449,500 shares, consisting of 364,500 shares plus 85,000 shares of Common Stock, $.0001 par value, issuable upon exercise of warrants.

         (b)      Percent of Class:         13.6%

         (c)      Number of shares as to which such
                  person has:

                  (i)    Sole power to direct the vote:

                         101,250 shares of common stock, par value
                         $.0001 and on 85,000 shares of common stock, par value $.0001, issuable upon exercise of warrants at $2.25/share.

                  (ii)  Shared power to vote or to
                        direct the vote:

                        None

                  (iii) Sole power to dispose
                        or direct the
                        disposition of:

                        364,500 shares of common stock, par value
                        $.0001 and on 85,000 shares of common stock, par value $.0001, issuable upon exercise of warrant at $2.25/share.

                  (iv)  Shared power to dispose or
                        direct the disposition of:

                        None

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
         PERSON.

         Not applicable.

                                                              Page 5 of 6 Pages




ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT
         HOLDING COMPANY.

         Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
         GROUP.

         Filer disclaims group status as to 263,250 shares owned by filer which are subject to a voting trust in favor of Issuer's Chairman and C.E.O., Patrick A. DePaolo. Filer expressly affirms group status as to Mantis Partners III, L.P., its managing member, which is the beneficial owner of 129,125 shares and 3,187 warrants owned of record by filer.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         Not applicable.

ITEM 10. CERTIFICATION.

         Not applicable.

                                                              Page 6 of 6 Pages


                                   SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:            , 1997

                                         MANTIS V, L.L.C.

                                         By: Mantis Partners III, L.P.
                                         Its: Managing Member


                                         By:   /s/ Alan Milton
                                            ----------------------------
                                            Alan Milton
                                            General Partner


                                         Affirmed as to Item 8:

                                         Mantis Partners III, L.P.


                                         By:   /s/ Alan Milton
                                            ----------------------------
                                            General Partner